Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-4 of our report relating to the consolidated financial statements of Fifth Third Bancorp dated February 15, 2007 (May 11, 2007 as to the effects of the restatement discussed in Note 29), which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 29 and our report relating to management’s report on the effectiveness of internal control over financial reporting dated February 15, 2007, appearing in the Annual Report on Form 10-K/A of Fifth Third Bancorp for the year ended December 31, 2006, and to the reference to us under the heading “Experts” in this Registration Statement.

/s/  Deloitte & Touche LLP

Cincinnati, Ohio
November 6, 2007